NELSON J. MARCHIOLI

July 19, 2010

By Email and US Mail

Board of Directors
Denny’s Corporation
203 East Main Street
Spartanburg, SC  29319
Attn:  J. Scott Melton, Secretary

Ladies and Gentlemen:

The Company’s July 15, 2010 Form 8-K statement regarding my removal from the board of directors is not accurate, and I believe that the board’s action in removing me as a director was in violation of applicable law.

Under Article III, Section 5 of the Company’s by-laws, the board may only remove a director for cause.  There was never cause for my removal; indeed, if there had been, applicable SEC rules required you to specify the cause, which you did not do.

The corporate governance policy you relied upon to justify my removal cannot trump the by-laws.  Indeed, by its terms, it specifies that the policy does not “supersede or replace” the by-laws.

Furthermore, the board’s action improperly seeks to circumvent a shareholder vote.  The shareholders elected me to the board just this past May, and barely a month later, the board removed me without cause.

Your assertion that I “ceased to be eligible to discharge [my] duties as a member of the Board” is nonsensical.  I am the company’s largest individual stockholder and my interests are completely aligned with those of the public investors.  I have 9½ years of history as the company’s CEO and many more in the industry.  Nobody is more knowledgeable about the company.  The corporate governance policy was adopted so that if independent directors changed their outside business relationships, the board would (a) be aware of those changes and (b) have a chance to assess whether those changes in any way impact the director’s continued suitability to serve on the board.  It was never intended to allow the board to force someone from the company involuntarily and then use that involuntary change of status as a makeweight to circumvent the by-laws and a shareholder vote.

For all these reasons, I believe that the board’s action was unlawful and a breach of fiduciary duty, and that the Form 8-K disclosure the company filed on July 15, 2010 was likewise inaccurate.

Very truly yours,

/s/  Nelson J. Marchioli

Nelson J. Marchioli